                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:
Press  release  dated  June  5,  2004,   "Algerian   Railways  Awards  ALSTOM  a
Railway-Electrification Contract Worth 88 Million Euros"

Press release dated June 23, 2004, "New Covenants Agreed"

Press release dated June 23, 2004, "Tunis Chooses ALSTOM's Citadis Trams"

                                  SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: July 1, 2004                        By: /s/ Philippe Jaffré
                                               -------------------------------
                                               Name:  Philippe Jaffré
                                               Title: Chief Financial Officer

                                                                    5 June 2004

                       ALGERIAN RAILWAYS AWARDS ALSTOM
                      A RAILWAY-ELECTRIFICATION CONTRACT
                            WORTH 88 MILLION EUROS

The  national  Algerian  railway  company,   SNTF,  has  awarded  an  ALSTOM-led
consortium a contract  worth 88 million euros for the  electrification  of three railway lines in the suburbs of the capital, Algiers. The contract was signed on
5 June in presence of Nicolas Sarkozy, France's Minister of Economy, Finance and
Industry,  Mohamed  Maghlaoui,  Algeria's  Minister of Transport,  Patrick Kron,
Chairman and CEO of ALSTOM and Abdelhamid Lalaimia, CEO of SNTF.

Under the scope of the contract,  ALSTOM will supply and install 300  kilometres of catenary and three power  substations (25 kV). ALSTOM's share of the contract is 71 million euros.

The  electrification  of the  lines -  Algiers  to  Thenia,  Oued Smar to Gue of
Constantine,  and El Harrach to El Afroun - is  scheduled to be completed by the end of 2007.

The upgrade will allow the SNTF to improve service in the Algiers  suburbs.  New electric multiple units with passenger carrying capacity of 1,800 and top speeds of 120 km/h will operate on the lines.  The SNTF expects to increase its traffic from 20 million passengers a year currently to 60 million by the year 2010.

ALSTOM's  partners in the consortium are Infrarail,  a subsidiary of SNTF, which will carry out civil  works,  and  Baticim,  which will  supply  poles and other steelwork.

Press relations:    S. Gagneraud / G. Tourvieille
                    (Tel. +33 1 47 55 25 87)
                    internet.press@chq.alstom.com

Investor relations: E. Chatelain
                    (Tel. +33 1 47 55 25 33)
                    investor.relations@chq.alstom.com

                                                                   23 June 2004

                             NEW COVENANTS AGREED

ALSTOM's  banks have given  their  unanimous  consent to a new set of  financial covenants and to the amendments to its credit  agreements  required to allow the implementation of the financial plan.

This  constitutes  an important  step towards the  implementation  of the global financial plan presented on May 26 2004,  aiming at securing access to bonds and strengthening the balance sheet.

The two next steps are the EC's approval and shareholders' approval.

Press relations:    S. Gagneraud/G. Tourvieille
                    Tel : +33 1 47 55 25 87
                    Internet.press@chq.alstom.com

Investor relations: E. Châtelain
                    Tel : +33 1 47 55 25 33
                    Investor.relations@chq.alstom.com

                   Minimum       Minimum     Maximum Total   Maximum    Minimum
                   Interest   consolidated        debt       net debt   EBITDA
                     Cover      net worth                    leverage

                      (a)          (b)            (c)          (d)        (e)
Covenants         ---------- --------------- ------------- ----------- ---------

                             (in € million)  (in € million)

September 2004                    1,000          4,800

December 2004                                    4,600

March 2005                        1,100          4,450

June 2005                                        4,650

September 2005                      850          4,650                     0

December 2005                                    4,600

March 2006             3          1,150          4,450         4.0

June 2006                                        4,400

September 2006         3          1,150          4,400         3.6

December 2006                                    4,400

March 2007             3          1,150          4,400         3.6

June 2007                                        4,400

September 2007         3          1,150          4,400         3.6

December 2007                                    4,400

March 2008             3          1,150          4,400         3.6

June 2008                                        4,400

(a) Ratio of  EBITDA  (see (e)  below) to  consolidated  net  financial  expense
    (interest expense plus securitisation expenses less interest income).

(b) Sum  of  shareholders'  equity  (excluding  the  cumulative  impact  of  any deferred tax assets  impairments  arising  after 31 March 2004) and minority interests  (this  covenant  will not  apply if and for as long as  ALSTOM is
    Investment  Grade).  For Dates on or after 30  September  2004,  the amounts specified above shall be increased by the net amount received by ALSTOM over and  above EUR  1.700.000.000  from the  capital  increases  planned  in the financial plan presented on 26 May 2004.

(c) Sum of the  financial  debt and the net amount of sale of trade  receivables
    (this  covenant  will not apply if and for as long as  ALSTOM is  Investment
    Grade).  For dated on or after September  2004, the amounts  specified above shall be  decreased  by the  amount of the Total  Debt that is  extinguished pursuant  to the debt for  equity  swap that is part of the  financial  plan presented on 26 May 2004

(d) Ratio of total net debt (total  financial debt less  short-term  investments and cash and cash equivalents) to EBITDA (see (e) below).

(e) Earnings Before Interest and Tax plus  depreciation  and amortisation as set out in Consolidated  Statements of Cash Flow less goodwill  amortisation and less capital gain on disposal of investments.

                                                                  23 June 2004

                      TUNIS CHOOSES ALSTOM'S CITADIS TRAMS

The Société du Metro Leger de Tunis (SMLT) has announced the  provisional  award to ALSTOM of an order  worth €80  million  for 30  CITADIS  tramways.  SMLT also provisionally  awarded an order worth €22 million to a consortium  of ALSTOM and
SBF, a Tunisian  civil-works  company,  for the  infrastructure  work for a line extension.

The new CITADIS  tramways will reinforce and renew the fleet of the SMLT,  which operates a  32-kilometer  "light  metro"  network  with five  lines,  a suburban railway line and a bus network in the Tunisian capital.

These 30-meter long vehicles will offer rapid, comfortable and safe service. The low floors  will offer easy  access  for all  passengers,  including  those with reduced  mobility.  The trams will  operate on the  current  network  and on two future extensions of seven kilometres each.

The infrastructure award concerns the first of these two extensions. ALSTOM will be responsible  for the energy systems and for a part of the trackwork,  and its part of the  order  will be  about  50  percent.  Beginning  of  service  on the extension is planned for mid 2006.

"We're  very happy to count the SMLT among our  clients  and Tunis  among the 19 cities  that have  chosen  ALSTOM's  CITADIS.  The city will be the first on the
African  continent to use these tramways," said Philippe  Mellier,  President of
ALSTOM's  Transport  Sector.  "This  choice of  ALSTOM  in a highly  competitive international  environment  is a testimony to the proven  quality of our systems and products for rail transport."

The CITADIS design concept combines  standardisation of modular,  service-proven components with  customisation  of interior and exterior design in order to meet the individual  requirements  of each city in terms of  aesthetics,  comfort and accessibility. ALSTOM has sold 600 CITADIS trams around the world. CITADIS trams in  commercial  service  have  carried  400 million  passengers  over 30 million kilometres.

Press relations:    S. Gagneraud / G. Tourvieille
                    (Tél. +33 1 47 55 25 87)
                    internet.press@chq.alstom.com
Investor relations: E. Chatelain
                    (Tél. +33 1 47 55 25 33)
                    Investor.relations@chq.alstom.com